SHAREHOLDER UPDATE

Third Quarter Review 2009

Vancouver, Canada – October 15, 2009, - Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (CCM: TSX, CRCUF: OTC-BB, CAN: DB-F), provides the following review of the Third Quarter and the Outlook for the Fourth Quarter of 2009.

Q3 Highlights and Q4 Outlook

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Acquired an option to purchase the Tay-LP gold property located within the Tintina Gold Belt of the Yukon Territory over a three year period for CA$1 million in cash and/or shares and CA$1.5 million in exploration expenditures.

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Oversubscribed two private placement financings, subject to TSX approval, and commenced a 2000 meter drilling program at Tay-LP to step out from three historic drill intercepts to better define the structural, stratigraphic and intrusive controls on gold mineralization.

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Gold price continued its climb this week to a new all time high of US$1068 per oz, gold mining stocks have risen sharply, and Canarc shares doubled in price to CA$0.18 during Q3, 2009

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Anticipate Tay-LP drill results by the end of October

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Continue to market the New Polaris gold mine project for a joint venture partner willing to advance the property to feasibility and production

For some time now, management has been seeking to acquire a second gold property in North America to complement our New Polaris gold mine project in northwestern British Columbia. Tay-LP is an attractive gold exploration project and when we learned the project was available, we jumped at the opportunity to acquire it.

Several million dollars have been spent on exploration at Tay-LP since 1984 by Cominco (1984-87), Pacific Comox (1988-99), Newmont (2000-01) and Ross River (2002-04).  Multiple gold prospects were identified over the full 20 km length of the property.  Some of the historic drilling highlights include 3.6 gpt gold over 24.3 m, 1.3 gpt gold over 31.8 m and 4.0 gpt gold over 10.5 m.

Since gold mineralization at Tay-LP shares some geological similarities with other recent gold discoveries within the Tintina Gold Belt, such as the Rau property of Atac Resources, management is of the opinion that Tay-LP has substantial exploration potential.

James Moors, B.Sc., P.Geo, Vice President, Exploration for Canarc, is the Qualified Person who reviewed the historic data, supervised Canarc’s site visit and approved this news release.

Management will continue to evaluate new gold project submittals in North America during the 4th Quarter. However, with the new focus on Tay-LP, our main priorities will be to evaluate how best to advance this exciting new property as well as to find a partner to advance the New Polaris project.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on exploring the exciting new Tay-LP property in the Yukon Territory, seeking a partner to advance its New Polaris gold mine project in north-western British Columbia, and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.